M A Y 2 0 2 3 M A Y 4 2023 Exhibit 99.2 Earnings Report

Enric Asunción Jordi Lainz Douglas Alfaro Matt Tractenberg Co-Founder & Chief Chief Financial Officer Chief Business Officer VP, Investor Relations Executive Officer Q1 2O23 EARNINGS REPORT 2

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed under the caption “Risk Factors'' in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this presentation. Any forward-looking statement that Wallbox makes in this presentation speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”). These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to financial measures reported under IFRS. Reconciliations of these historical non-IFRS measures to the most directly comparable IFRS measures are provided in the Appendix. A reconciliation of the Company’s Adjusted EBITDA to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material. 3

E A R N I N G S R E P O R T What We’ll Cover Today Q1 Highlights Product Portfolio & Roadmap Path to Profitability Chief Business Officer Financial Review Market Outlook & Guidance Q&A

Q 1 H I G H L I G H T S Continuous focus Q1 REVENUE OF + on cutting costs Strengthening €35.1M + our balance sheet GROWTH OF 24% Forging new, + ON A YOY BASIS exciting partnership GROSS MARGINS EXPANDED BY Bringing new + products to market 90 Resiliency in the + FINISHING European EV market AT 36.8% 5 6

Q1 GROWTH

New Opportunities

CONTINUED TRACTION WITH OEMS, DISTRIBUTORS AND UTILITIES

Including tailormade offerings with clients which include chargers on subscription basis, subsidized charging sessions, and energy management unlocking new business models

GEOGRAPHIC GROWTH YOY

+126%	+18%	+110%	+60%
US	EUROPE	S. EUROPE[1]	LATAM


wallbox

1. Including Spain, Portugal, Italy, Greece

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Q 1 H I G H L I G H T S 1 Geographic Mix – Revenue 80% 16% EUROPE U.S. 2% APAC 1% LATAM 1. As a percentage of total Q1 2023 Revenue 7

Q 1 H I G H L I G H T S 1 Portfolio Breakout 12% DC CHARGING 70% AC CHARGING 18% SOFTWARE & SERVICES 1. As a percentage of total Q1 2023 Revenue 8

Q 1 H I G H L I G H T S Units Breakout UNITS SOLD AC UNITS IMPACTED BY PUBLIC CHARGING CHANNEL INVENTORY PORTFOLIO RAMPING UP 9

L O O K I N G F O R W A R D Product Portfolio AC PORTFOLIO DC PORTFOLIO SOFTWARE & SERVICES 10

L O O K I N G F O R W A R D AC Portfolio Highlights PULSAR NEW PRODUCT FAMILY FOR SEMI-PUBLIC New features and Ease of installation, open functionalities including NFC, standards, interoperability, and 4G and EnergyStar in the US centralized intelligence 11

L O O K I N G F O R W A R D DC Portfolio Highlights SUPERNOVA HYPERNOVA Fast commission times, Delivered in 2024, in reliability, uptime, low time for NEVI project TCO, Supernova Gen 2 deployments and Supernova 180 12

L O O K I N G F O R W A R D Software & Services COIL ELECTROMAPS MYWALLBOX SIRIUS Installation and Location and Proprietary charger Building energy maintenance payment application management management 13

LOOKING FORWARD

Path to Profitability

SCALE	GROSS MARGIN	COST REDUCTION HEADCOUNT	COST REDUCTION OPEX
Growth fueled by established brand in fast growing markets Entering new markets, including business, public, and services	Cost engineering programs within all product platforms Driving margin improvement over time	Headcount reduction of 15% Moderate reduction of personnel costs in Q1 with full impact expected in Q2 Continue to find efficiencies and improve cost structure	Reduced Opex by more than €8 million in the first quarter (Partial period impact) Continue OPEX reduction through 2023

''DROVE ALMOST €10M OF COST REDUCTION SEQUENTIALLY''

''WE'VE PROVEN THAT WE CAN BUILD A PROFITABLE BUSINESS UNIT ALREADY AND LOOK FORWARD AT THE NEXT STAGE AT WALLBOX''

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L O O K I N G F O R W A R D Competitive Strengths Leading Market Presence A top player in the markets we operate in Our leadership position allows us to establish partnerships with household brands A reputation for a high-quality and innovative portfolio 15 15

L O O K I N G F O R W A R D Competitive Strengths Leading Market Presence A top player in the markets we operate in Our leadership position Accessing New allows us to establish Verticals partnerships with household brands through New Products A reputation for a high-quality and innovative portfolio New customer segments have specific needs that require unique products 16 16

L O O K I N G F O R W A R D Competitive Strengths Leading Market Presence A top player in the Comprehensive markets we operate in Solutions Our leadership position Accessing New allows us to establish Solving problems Verticals partnerships with through hardware, household brands software, and through New installation & services Products A reputation for a high-quality and innovative portfolio Establishing Wallbox as a New customer segments partner, not just a have specific needs that vendor require unique products 17 17

L O O K I N G F O R W A R D Competitive Strengths Leading Market Presence A top player in the Comprehensive markets we operate in Global Solutions Our leadership position Accessing New Footprint allows us to establish Solving problems Verticals Global customer require partnerships with through hardware, global account household brands software, and through New management installation & services Products A reputation for a Providing global products high-quality and and services to our innovative portfolio Establishing Wallbox as a New customer segments partners partner, not just a have specific needs that vendor require unique products Allowing us to be more efficient and effective, leveraging our capabilities across regions 18 18

F I N A N C I A L R E V I E W Overview Regional Mix Diversification 1 €35.1M 16% NA, 80% EMEA, 2% APAC, 1% LATAM Revenue DRIVEN BY Gross Margins Strong, 36.8% 2 Geographic Mix Driven by improvements in DC, Expecting full-year volume and mix. margin of approx. 38% New Products M&A Q1 Adjusted EBITDA Loss of €22M 3 SLIGHTLY OFFSET BY An improvement of almost €10M The full quarterly impact of cost reductions Channel Inventory – 30% – from just last quarter expected be realized in Q2 Management Timing of Several Large Deals 19 19

$43M €16M €15M F I N A N C I A L R E V I E W Key €25M €100M Financial Long-term Loan Discretionary ATM* Program Metrics €66M €67M Cash & Equivalents Long-term Debt €3M ~1,200 Property Plant & Equipment Employees * At-The-Market 20

Factors that give 2023 M A R K E T O U T L O O K us confidence Q2 Revenue Guidance Closing Partners are installing more of our chargers €40M - €50M than ever Thoughts & New products coming to market this year Guidance Full Year Revenue Guidance New revenue streams opened by those new €240M - €290M products Capturing opportunities from changing Gross Margin Expected to be competitive landscape flat for Q2 and approximately for the Benefiting from new full year partnerships 38% 21

M A Y 2 O 2 3 Q1 Earnings Report

FINANCIAL OVERVIEW 1 Reconciliation YEAR 2022 YEAR 2023 Unaudited, in € 000’s Q1 Q4 Q1 Operating Loss (36,604) (45,479) (19,416) Change in fair value of derivative warrant liabilities (8,110) 6,597 - Foreign exchange gains/(losses) 981 10,367 (896) Amortization and depreciation 6,399 6,833 3,934 Share of profit of equity accounted investee - 384 (714) EBITDA (37,334) (21,298) (17,092) 8,110 (6,597) - Change in fair value of derivative warrant liabilities (981) (10,367) 896 Foreign exchange gains/(losses) 1,797 - 122 One off expenses 6,651 5,845 - Employee Stock Options Plan 390 - - ESPP (non-cash) Other income (328) 606 (292) Adjusted EBITDA (21,695) (31,811) (16,366) 1. See slide 24 for definitions

Definitions and Disclosures 1 “EBITDA” is defined as loss for the year before income tax credit, financial income, interest expenses, amortization and depreciation. 2 “Adjusted EBITDA” is defined as loss for the year before depreciation and amortization, income tax credits, and financial income and interest expense further adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to; change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains and losses, share based payments expense and other one-off expenses/income related to special operations. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation. 4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. D E F I N I T I O N S